Bausch & Lomb Incorporated

Exhibit 12

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(Dollar Amounts In Millions)

	December 25, 2004	December 27, 2003
Income before Income Taxes and Minority Interest	$246.8	$197.0
Fixed Charges	50.1	54.7
Current Period Amortization of Capitalized Interest	0.5	0.2
Capitalized Interest	(1.1)	(1.1)
Total Earnings as Adjusted	$296.3	$250.8
Fixed Charges
Interest (Including Interest Expense and Capitalized Interest)	$ 49.5	$ 54.2
Portion of Rents Representative of the Interest Factor	0.6	0.5
Total Fixed Charges	$ 50.1	$ 54.9
Ratio of Earnings to Fixed Charges	5.9	4.6